July 24, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:    Ambient Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

SEC File Number:  333-134872

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ambient Corporation, a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form SB-2 (File No. 333-134872) (the “2006 Registration Statement”).  The Post-Effective Amendment was intended to amend the Company’s Registration Statement on Form S-2 (File No. 33-122150) (the “2005 Registration Statement”), but inadvertently referred to SEC File 333-134872 (the file number for the 2006 Registration Statement) on its cover page.

The Post-Effective Amendment was initially filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006 and incorrectly tagged as post-effective amendment under Rule 462(c) promulgated under the Securities Act.  In addition, as discussed above, the Post-Effective Amendment incorrectly referred to the file number for the 2006 Registration Statement on its cover page when in fact it should have referred to the file number for the 2005 Registration Statement. On July 11, 2006, the Post-Effective Amendment was withdrawn and re-filed with the correct EDGAR tag of POS AM.  However, the re-filed Post-Effective Amendment still contained the incorrect SEC File Number (i.e., the file number for the 2006 Registration Statement) on its cover page as well as an incorrect reference to the registration statement form originally used in filing the 2005 Registration Statement (ie., SB-2).

 Accordingly, the Company is requesting that the Post-Effective Amendment that was filed on July 11, 2006 be withdrawn and is re-filing a new post-effective amendment to the 2005 Registration Statement that will include the correct SEC File Number on the cover page as well as reference to the correct registration statement form originally used in filing the 2005 Registration Statement (ie, Form S-2).

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Jonathan Freedman, should you have further questions regarding our request for withdrawal.  Mr. Freedman may be reached at 646-633-3577.  Thank you for your assistance in this matter.

Very truly yours,

AMBIENT CORPORATION

By:   /s/ John J. Joyce_______

Name:  John J. Joyce

Title:  Chief Executive Officer